

December 19, 2011

<u>Via E-mail</u>
Mr. Robert Schaffhauser
Executive Vice President of Finance
Colony Resorts LVH Acquisitions, LLC
3000 Paradise Road
Las Vegas, NV 89109

> RE: **Colony Resorts LVH Acquisitions, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2010 and Form 10-Q for**
> **the Period Ended June 30, 2011**
> **Filed March 25, 2011 and August 9, 2011**
> **File No. 0-50635**

Dear Mr. Schaffhauser:

We have reviewed your response letter dated December 2, 2011, and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2011

Critical Accounting Policies, page 19

1.   We note from your response that the September foreclosure notice was not considered when determining fair value because it was received after your Form 10-Q was filed. However, your disclosure in Note 2 indicates that as of July 29, 2011, you were in default on your Term Loan and that you were in discussions with the lender to negotiate a restructuring of the debt. Your disclosure also indicates that if the note holders demand accelerated repayment of all amounts under the Term Loan, you would not have the liquidity to meet this demand. Please clarify to us how the likelihood of a foreclosure was assessed as of the filing of your Form 10-Q and how you determined that such likelihood should not be considered in your impairment testing.

2.   We note the change in estimated maintenance capital expenditures from your analysis as of December 31, 2010 to your analysis as of June 30, 2011. Please tell us how you

determined that the increased renovation activities would not result in a decrease in available rooms or occupied rooms in the applicable years.

3. Please tell us your basis for the increases in estimated average daily rate from your analysis as of December 31, 2010 to your analysis as of June 30, 2011. In this regard, we note that the average daily rate for 2011 as estimated in July 2011 appears to be consistent with your estimate in your analysis as of December 31, 2010. We also note that the industry research provided states that its forecasted ADR levels are likely higher than what is implicitly modeled in consensus forecasts.

4. Please clarify how you determined the terminal values in the analyses were appropriate, particularly in light of the age of the building and the estimated remaining life of the building.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant